SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2003

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on September 4, 2003, announcing Swisscom`s expansion of its ECtel FraudView(TM) system

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: /s/ Avi Goldstein

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  September 23, 2003

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued September 4, 2003

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SWISSCOM TO EXPAND ITS ECTEL FRAUDVIEW(TM) SYSTEM

Additional  Real-Time Monitoring Platform and  Variety of Fast ROI Applications to be Installed in Swisscom`s Domestic and International Networks --

Petah Tikva, Israel - September 4, 2003 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today announced that Swisscom AG (NYSE: SCM), Switzerland`s largest telecommunications operator, will extensively expand its Real-Time Monitoring Platform in domestic and international fixed-line networks, together with a variety of ECtel Fraud Prevention applications.

This significant order follows Swisscom`s deployment of its initial ECtel FraudView(TM) system. Having realized significant savings from this initial deployment, Swisscom is now extending its capability to enhance network performance and counter telecom fraud.  Taking advantage of ECtel`s "One-Platform Multiple Application" approach, Swisscom will deploy several ECtel fast-ROI Revenue Assurance and Enhancement applications.

Mr. Aharon Shech, President and CEO of ECtel, added, "This order demonstrates the value of our integrated `One-Platform Multiple-Application` approach and the unique capabilities of our technology. Despite today`s difficult telecom environment, the proven benefits of our solutions continue to appeal to operators seeking to increase revenues and cut costs. We are pleased that Swisscom has derived value from its initial FraudView(TM) deployment, and look forward to continue our cooperation with this major telecom provider. "

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Notes:

About Swisscom

With 2002 revenues of CHF 14.5 billion and 20,470 employees, the Swisscom Group is Switzerland`s largest telecom company. Swisscom offers a comprehensive range of telecom products and services  to help it maintain is positioning as Switzerland`s leading provider of mobile and fixed voice and data services and Internet-based services. Swisscom`s ADRs are traded on the NYSE under the symbol SCM.  For additional information, visit its web site at www.swisscom.com.

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ECtel Ltd.

ECtel is a leading global provider of cutting-edge monitoring and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel`s cost-effective systems are used by law enforcement agencies to fight terrorism and crime, and by telecommunications operators for Fraud Prevention, Revenue Assurance and Quality of Service. Over 180 law enforcement agencies and telcos in more than 60 countries are using ECtel's state-of-the-art solutions in voice, data, cellular, VoIP and NGN networks.

ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators and governmental agencies, the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, dependence on sales to governmental agencies, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:

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ECtel Ltd.

ECtel Ltd.

Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +1-301-354-1113 Fax :+1 - 301-428 - 0638	Tel: +1-954-351-4492 Fax: +1-954-351-4306
Email: avig@ectel.com	Email: chrisd@ectel.com

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